Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	www.cameco.com	Saskatoon Saskatchewan Canada

Cameco Announces McArthur River/Key Lake Operation Resumes Production

May 27, 2026

Cameco (TSX: CCO; NYSE: CCJ) today announced that the Key Lake mill and McArthur River mine have returned to full production activities following a disruption caused by flooding in northern Saskatchewan. Our 2026 consolidated production outlook remains unchanged.

On May 10, 2026, Cameco announced that Key Lake had temporarily halted production activities and McArthur River had reduced activities due to the impact of flooding in northern Saskatchewan. While our northern Saskatchewan sites were not directly impacted by flood waters, the Smoothstone River Bridge, which is on the primary route we use to transport supplies to the McArthur River and Key Lake sites, partially collapsed due to flood waters. There were also weight and traffic restrictions on the alternative roadway, which interrupted the delivery of critical operating materials.

We are in regular contact with the Saskatchewan Ministry of Highways, and while the timing to restore access to our primary supply route is still being confirmed, we have now been able to consistently deliver the volume of critical materials required to resume full operations at Key Lake and McArthur River using the secondary route. However, as is the case every spring season, there remains a risk that continued thawing and precipitation events could result in further road restrictions, which could cause delays in future deliveries of critical operating materials to our sites.

Our 2026 production plan for the McArthur River/Key Lake operation has not been impacted by this disruption. Cigar Lake mine was not impacted and continues to operate. Our consolidated 2026 production outlook remains unchanged at 19.5 million to 21.5 million pounds of U3O8 (our share).

Caution about forward-looking information

This news release includes statements and information about expectations for the future, which are referred to as forward-looking information. This forward-looking information is based on current views, which can change significantly, and actual results and events may be significantly different from what is currently expected. Examples of forward-looking information in this news release include: statements regarding our 2026 consolidated production outlook and production plan; the uncertainty of the timing to restore access to our primary supply route; and the possibility of further road restrictions resulting in delays in future deliveries of operating materials. Material risks that could lead to different results in our 2026 production plan and outlook include: the risk of delays in restoring access to our primary supply route; delays in future delivery of operating materials due to spring thawing and precipitation events, or for other reasons; or other factors that prevent us from achieving the expected production plan and outlook. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about our supply routes and our ability to deliver operating materials, and otherwise about our ability to meet our production plan and outlook. Other material risks and assumptions which may impact our 2026 production plan and outlook are described in greater detail in Cameco’s current annual information form and its most recent annual and subsequent quarterly management’s discussion and analysis. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. Cameco will not necessarily update this information unless required by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com